FIDELITY PRIME FINANCING LLC
(SEC I.D. No. 8-70261)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

****

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange
Act of 1934, as a PUBLIC DOCUMENT



Report of Independent Registered Public Accounting Firm

To the Board of Directors and Member of Fidelity Prime Financing LLC

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of Fidelity Prime Financing LLC (the "Company") as of December 31, 2024, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 20, 2025

We have served as the Company's auditor since 2019.

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017-6204
T: (646) 471 3000; F: (813) 286 6000, www.pwc.com/us

FIDELITY PRIME FINANCING LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2024
(Dollars in thousands)

ASSETS

Securities owned - at fair value	$	84,196
Securities borrowed from affiliate		1,662,935
Securities received as collateral		5,132
Receivable from affiliate, net		858
Receivables from broker dealers, net		1,034
Accrued interest receivable		385
Other assets		27
Total Assets	$	1,754,567

LIABILITIES

Securities loaned	$	1,662,935
Obligation to return securities received as collateral		5,132
Payable to Ultimate Parent, net		92
Accrued interest payable and other liabilities		3,775
Total Liabilities		1,671,934

COMMITMENTS AND CONTINGENCIES

MEMBER'S EQUITY

Member's equity		82,633
Total Liabilities and Member's Equity	$	1,754,567

The accompanying notes are an integral part of the statement of financial condition.

1. Organization:

Fidelity Prime Financing LLC (the "Company"), a single member limited liability company, is wholly-owned by Fidelity Global Brokerage Group, Inc. (the "Parent"), a wholly-owned subsidiary of FMR LLC ("FMR" or "Ultimate Parent").

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company facilitates arranged financing transactions between National Financial Services LLC ("NFS"), an affiliated broker-dealer, and certain customers (see Note 9). The Company also provides an order routing connection service to NFS and non-affiliated executing broker-dealers that allows customers of such executing brokers to direct trades to their broker's proprietary trading service. The Company does not execute these trades. The Company has met certain conditions required by the SEC's Division of Trading and Markets allowing the Company to file an exemption report for the year ended December 31, 2024. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

2. Summary of Significant Accounting Policies:

Basis of Presentation and Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, including fair value measurements, and the disclosure of contingent assets and liabilities. Actual results could differ from the estimates included in the statement of financial condition.

Cash

For the purposes of reporting amounts in the statement of financial condition, the Company defines cash as cash on hand, demand deposits, and time deposits with original maturities less than 60 days. The Company's policy is to invest excess cash into money market funds, which are classified as securities owned in the statement of financial condition.

Receivables from Broker Dealers

Receivables from broker dealers primarily consists of the order routing infrastructure fees owed to the Company. The receivables are monitored through a review of account balance aging. An allowance against doubtful receivables is established based on an aging review of all accounts. At December 31, 2024 the Company recorded an allowance for credit losses of $27.

Accrued Interest Receivable and Payable

Accrued interest receivable consists of amounts due from the arranged financing customers related to securities lending transactions. The Company monitors this receivable for credit losses through a combination of review of historical losses and an aging of receivable balances and adjusts the receivable to its net realizable value. As these fees are due from arranged financing customers and are typically collected in accordance with contractual terms, credit loss exposure is limited.

(Dollars in thousands)

2. Summary of Significant Accounting Policies, continued:

Accrued Interest Receivable and Payable, continued

Accrued interest payable consists of amounts due to the arranged financing customers related to securities lending transactions.

Other Assets

Other assets consists of prepaid registration fees.

Income Taxes

As a single-member limited liability company, the Company is disregarded as an entity separate from its owner and its operations are included in the federal and state income tax returns of FMR or its Parent. The Company is not allocated income taxes by FMR or its Parent.

3. Securities Owned:

Securities owned – at fair value in the statement of financial condition at December 31, 2024 consists of $84,196 held in a money market fund managed by an affiliate.

4. Collateralized Securities Transactions:

In order to facilitate transactions between NFS and certain customers, the Company enters into both cash and non-cash securities lending transactions. For securities borrowed transactions, the Company is typically required to deliver collateral with a fair value approximately equal to the carrying value of the securities borrowed. For securities loaned transactions, the Company receives collateral with a fair value approximately equal to the carrying value of the securities loaned. Securities borrowed and securities loaned are recorded based on the amount of cash collateral advanced or received. For non-cash securities lending transactions, the Company borrows and pledges collateral in the form of securities. When the Company initiates such transactions as lender, the transactions are recorded in the Company's statement of financial condition as both securities received as collateral and obligation to return securities received as collateral. At December 31, 2024, the Company had non-cash securities lending transactions of $5,132 with the collateral received and a related obligation to return this collateral recorded in the statement of financial condition. When the Company initiates such transactions as a borrower, the transactions are not recorded in the statement of financial condition. The Company had a non-cash borrow versus pledge with NFS at December 31, 2024 (see Note 9). The Company monitors the market value of securities borrowed and loaned, with excess collateral returned, or additional collateral obtained, when deemed appropriate.

An allowance for credit losses is recognized and estimated only on the unsecured portion of these accounts. There was no allowance for credit losses recorded for these accounts as of December 31, 2024.

(Dollars in thousands)

4. Collateralized Securities Transactions, continued:

The following table presents gross amounts of the securities borrowed and loaned transactions included in the statement of financial condition. The following table also presents amounts not offset in the statement of financial condition.

	December 31, 2024			
	Assets		Liabilities	
	Securities borrowed from affiliate	Securities received as collateral	Securities loaned	Obligation to return securities received as collateral
Amounts included in the statement of financial condition				
Gross carrying value	$ 1,662,935	$ 5,132	$ 1,662,935	$ 5,132
Amounts that have not been offset in the statement of financial condition				
Collateral	(1,661,274)	(5,127)	(1,661,274)	(5,127)
Total	$ 1,661	$ 5	$ 1,661	$ 5

5. Commitments and Contingencies:

From time to time in the ordinary course of business, the Company may be named as a defendant in legal proceedings and is subject to regulatory inquiries incidental to the nature of its business. The Company reviews such matters on a case by case basis and records reserves if a loss is probable and the amount of the loss can be reasonably estimated.

6. Disclosure About Fair Value of Financial Assets and Liabilities:

Valuation Hierarchy

The Company categorizes the financial assets and liabilities carried at fair value in its statement of financial condition based upon a three-level valuation hierarchy. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable valuation inputs (Level 3). If the inputs used to measure a financial asset or liability cross different levels of the hierarchy, categorization is based on the lowest level input that is significant to the fair value measurement. Management's assessment of the significance of a particular input to the overall fair value measurement of a financial asset or liability requires judgment and considers factors specific to the asset or liability. The three levels are described below:

Level 1 Inputs
Unadjusted quoted prices for identical assets and liabilities in an active market.

- Level 1 assets include investments in an affiliated money market fund.
- The Company did not have any Level 1 financial liabilities at December 31, 2024.

(Dollars in thousands)

6. Disclosure About Fair Value of Financial Assets and Liabilities, continued:

Valuation Hierarchy, continued

Level 2 Inputs
Quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

- The Company did not have any Level 2 financial assets or liabilities at December 31, 2024.

Level 3 Inputs
Prices or valuation techniques that require inputs that are both unobservable in the market and significant to the overall fair value measurement. These inputs reflect management's judgment about the assumptions that a market participant would use in pricing the asset or liability, and are based on the best available information, some of which is internally developed.

- The Company did not have any Level 3 financial assets or liabilities at December 31, 2024.

Valuation Process and Techniques

There are three main approaches to measuring fair value of assets and liabilities: the market approach, which uses observable prices and other relevant information that is generated by market transactions involving identical or comparable assets or liabilities; the income approach, which uses valuation techniques to convert future amounts to a single, discounted amount; and the cost approach, which reflects the amount that would be required currently to replace the service capacity of an asset.

Fair Value Measurements

The following fair value hierarchy table presents information about the Company's financial assets measured at fair value on a recurring basis at December 31, 2024.

	Level 1	Level 2	Level 3	Total
Assets:				
Money market fund	$ 84,196	$ -	$ -	$ 84,196
Total	$ 84,196	$ -	$ -	$ 84,196

During the year ended December 31, 2024, there were no changes to the valuation techniques used by the Company to determine fair value nor were there transfers between levels.

Financial Assets and Liabilities Not Carried at Fair Value

Certain financial assets and liabilities that are not carried at fair value in the statement of financial condition are carried at amounts that approximate fair value due to their short-term nature and generally negligible credit risk. These financial assets and liabilities include securities borrowed from affiliate, securities loaned, accrued interest receivable and payable, receivable from affiliate, net, receivables from broker dealers, net and payable to Ultimate Parent, net which are classified as Level 2 within the fair value hierarchy.

(Dollars in thousands)

7. Regulatory Requirements:

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934 (the "Rule" or "SEA") in addition to the rules of FINRA and other principal exchanges on which it is licensed to transact business. The Company has elected the alternative method permitted by the Rule which requires that minimum net capital, as defined, be the greater of $250 or 2% of aggregate debit items arising from customer transactions. At December 31, 2024, the Company had net capital of $79,599 which exceeded its minimum requirement by $79,349.

The Company is also subject to Rule 15c3-3 under the Securities Exchange Act of 1934 and/or other applicable regulations, which require the Company to maintain cash or qualified securities in a segregated reserve account for the exclusive benefit of customers and a separate reserve account for the proprietary accounts for introducing broker dealers ("PAB"). The Company has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) as the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

8. Segment Reporting:

Operating segments are defined as components of a company that engage in business activities and for which discrete financial information is available and regularly reviewed by the chief operating decision maker ("CODM") in deciding how to allocate resources and assess performance. The Company has identified its President ("the President") as the CODM. The President uses excess net capital (see Note 7) to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, since it provides securities related services within the United States and the CODM manages the business activities using information of the Company as a whole. Excess net capital is measured in accordance with the Rule. The Company's statement of financial condition as of December 31, 2024 reflects the single segment total assets and any additional single segment required disclosures.

9. Transactions with Affiliated Companies:

The Company is party to agreements with FMR and its subsidiaries, whereby FMR and its subsidiaries provide services, including legal, administrative, and other services for which the Company is charged. Intercompany transactions with FMR and affiliated companies are charged or credited through an intercompany account with FMR. Under a master netting agreement with FMR, the Company may offset assets and liabilities, which will ultimately be settled by FMR on behalf of the Company. In accordance with the agreement, amounts owed to FMR and affiliated companies for intercompany transactions at December 31, 2024 are shown net within the payable to Ultimate Parent in the statement of financial condition. The Company cash settles the payable to FMR periodically. The payable to FMR was $92 at December 31, 2024 and is included in the net payable to Ultimate Parent in the statement of financial condition.

Transactions with affiliated companies are settled with FMR, with the exception of transactions with NFS, which are settled directly. The receivable from NFS was $858 at December 31, 2024 and is included in the receivable from affiliate, net in the statement of financial condition.

The Company enters into both securities borrowed and non-cash borrow versus pledge securities transactions with NFS. At December 31, 2024, the Company had securities borrowed from NFS of $1,662,935 which is included in securities borrowed from affiliate in the statement of financial condition. The Company also had a non-cash borrow versus pledge with NFS at December 31, 2024. The fair value of the collateral was $5,132 at December 31, 2024. This amount is not recorded in the statement of financial condition.

10. Concentration of Credit Risk:

The Company has exposure to credit risk associated with nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions that can be directly impacted by volatile trading markets, which may impair the customer's ability to satisfy their obligations to the Company. The Company does not anticipate nonperformance by clients in these situations. The Company, through its clearing broker, seeks to control the aforementioned risk by requiring clients to maintain margin collateral in compliance with various regulatory and internal guidelines. NFS monitors required margin levels daily and, pursuant to such guidelines, requires the client to deposit additional collateral, or reduce positions, when necessary. In addition, the Company has a policy of reviewing the credit standing of each client with which it conducts business.

11. Subsequent Events:

The Company has performed an evaluation of events that have occurred subsequent to December 31, 2024, and through February 20, 2025 (the date of this report). There have been no material subsequent events that occurred during such period that would require disclosure in this report, or would be required to be recognized in the statement of financial condition as of December 31, 2024.